Exhibit 99.1

Safe-T Announces Acquisition of CyberKick, a Provider of SaaS Security and Privacy Solutions

The acquired business generated revenues of approximately $4.2 million in 2020

HERZLIYA, Israel, July 1, 2021 (GLOBE NEWSWIRE) -- Safe-T® Group Ltd. (Nasdaq, TASE: SFET) (the “Company”), a provider of secure access solutions and intelligent data collection, today announced the acquisition of CyberKick Ltd. (“CyberKick”). The closing of the transaction is expected next week, subject to certain customary closing conditions, including the delivery of all required documents and approvals, and its cash consideration will be funded with internal cash resources.

CyberKick is a provider of Software-as-a-Service (SaaS) security and privacy tools, designed to reduce users’ vulnerability to threats while making them more resilient in their online activity, to prevent and defend against a wide spectrum of cyber threats as well as to provide users with control of their accounts and management of access to sensitive data. The acquisition will complement Safe-T’s secure access portfolio for organizations with the addition of solutions against known and unknown threats and expand its footprint in the private users’ cybersecurity market.

According to unaudited results provided to Safe-T, the acquired business generated revenues of approximately $4.2 million in 2020 and was profitable.

Shachar Daniel, Chief Executive Officer of Safe-T, commented: “The acquisition of CyberKick and the addition of its talented entrepreneurs to Safe-T’s leadership is another important milestone towards accomplishing our mission to provide unique competitive cyber security solutions and to have a significant footprint in the cybersecurity consumer market. We believe the new platform will enrich our innovative technology offering and will support our overall growth, alongside the contribution to our revenue stream.”

Mr. Daniel added: “Following our two previous acquisitions of NetNut Ltd. and Chi Cooked LLC, we are confident in our ability to successfully integrate the new business and to maximize its potential for all the solutions offered by Safe-T. As we invest in the adjustment and migration of some of our technologies and solutions onto the consumer market, the new acquisition, with its well-established online infrastructure and the expertise of its team will provide us with additional ways to reach customers. This is a key pillar in Safe-T’s strategic roadmap to become a leading company in the security and privacy markets, expanding our presence and approaching new segments of clients and customers world-wide. We believe that CyberKick’s talented team will help us to steer the company to fulfill its potential. Cybersecurity Ventures predicts there will be 6 billion internet users by 2022 (75% of the projected world population of 8 billion) — and more than 7.5 billion internet users by 2030 (90% of the projected world population of 8.5 billion, 6 years of age and older)1. Cybercrime has hit the U.S. so hard that a supervisory special agent with the FBI who investigates cyber intrusions told The Wall Street Journal that every American citizen should expect that all of their data (personally identifiable information) has been stolen and is on the dark web2. This is a key pillar in Safe-T’s strategic roadmap to become a leading company in the security and fast-growing privacy markets (growth rate of ~20% YOY till 2027, growing from 30B$ to 120B$)2, expanding our presence and approaching new segments of clients and customers world-wide. We believe that CyberKick’s talented team will help us to steer the company to fulfill its potential.”

The initial consideration paid on the closing of the transaction, for the sale and purchase of 100% of the equity interest in CyberKick, was a combination of cash ($3.7 million) and equity ($5.6 million, representing approximately 163 million of Safe-T’s ordinary shares – approximately 13.5% of the outstanding share capital post-acquisition). The consideration may be increased by an additional earn-out payment of up to $3 million in total, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction. Safe-T may decide, at its sole discretion, to pay the earn-out consideration in whole or in part in equity. Safe-T committed to support and boost CyberKick’s growth by providing financing of $2.5 million in the 24 months following the acquisition. Dawson James Securities, Inc. acted as financial advisor to the Company and provided a fairness opinion to the Company’s board of directors in connection with the acquisition.

CyberKick’s privacy solution, which was recently launched and in a short time, already purchased by thousands of end users, allows users to manage their online privacy with a powerful, secure and encrypted connection, providing safer online browsing and keeping them safe from hackers when using unsecured Wi-Fi networks.

[1]	See here
[2]	See here

CyberKicks’s security solution, iShield, is a protective cybersecurity tool that identifies, eliminates, and helps avoid security and data threats that occur unknowingly to many users while they are browsing online. The solution provides powerful comprehensive protection from online cyber-attacks such as phishing, malware, ransomware, identity theft, data scams and viruses, all on the internet gateway access level. By identifying the risks and blocking the gateway in advance, the solution is protecting users before any damage is done.

The commercial grade version will be launched in the coming months.

About CyberKick

The last few years have seen an alarming spike in the number of malicious hackers, from individuals acting on their own, to well-oiled private and governmental groups. But they all share the same modus operandi: lurking, waiting for unsuspecting users to make even the smallest mistake online.

CyberKick was built to fight that battle: to make the internet a safer place for everyone.

CyberKick has a talented and ambitious team of developers, that together with experienced product enthusiasts, work in harmony to make its mission a reality.

CyberKick’s products consist of two key fields of cyber security:

●	Online Cyber Security
●	Online Privacy Protection

ONLINE CYBER SECURITY

iShield

●	Will be launched this year
●	Actively protect different devices - currently developed - Chrome Browser Extension
●	Capable of detecting dangerous websites during user’s browser usage – alerting and blocking those threats!
●	The solution’s algorithms are constantly updated with new security threats such as phishing & malware attacks

iShield is a protective cyber product that -

●	Identifies
●	Eliminates
●	Helps avoid security and data breaches threats

Main features:

First layer Protect personal data & identity	Second Layer Keep computers safe	Third layer Control web footprint	Fourth layer Parental Control

Phishing protection	Browser Antivirus	Automated browsing history & cookie Cleaner
Identity theft prevention Personal information leak monitoring Microphone & camera external usage detection Email data breach check Auto password strength validator	Malicious browser extensions check Malicious and suspicious site alerts

ONLINE PRIVACY PROTECTION

CyberKick’s privacy solution allows its users to take charge of their online privacy with a powerful, secured and encrypted connection, masking their online activity for safer online browsing and keeping them safe from hackers when using unsecured Wi-Fi networks.

Overview:

●	Infrastructure Compatibility: IOS & Android (Mac, Windows and more operating systems)
●	Strong Online Privacy Protection using IKEV 2 Encryption protocol
●	Easy-to-use
●	Unlimited client licenses.
●	Auto-scaling and monitoring methods.
●	Hybrid Infrastructure - Microservice architecture and non-cloud dependency

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions and intelligent data collection.

Our cloud and on-premises solutions mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

The wide range of access solutions, empowered by our patented reverse-access technology and proprietary routing technology, reduce organizations’ attack surface, improve their ability to defend against modern cyberthreats and enable them smooth digital transformation and to safely migrate to the cloud.

We also offer intelligent data collection cloud service, based on our world’s fastest and most advanced & secured business proxy network which enables clients to collect accurate, transparent & sensitive data from public online sources.

Safe-T’s solutions on AWS Marketplace are available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses that the transaction with CyberKick is expected to close next week, that it is expected to be immediately accretive and that cash consideration for the transaction will be funded with internal cash resources, that the acquisition of CyberKick will complement Safe-T’s secure access portfolio and will contribute to Safe-T’s overall growth and revenue stream, that the consideration for the transaction may be increased by an additional earn-out payment of up to $3 million in total, that the acquisition of CyberKick will provide Safe-T with additional ways to reach customers, that CyberKick’s team will help to steer Safe-T to fulfill its potential, that the commercial grade version of iShield will be launched in the coming months and the potential benefits of CyberKick’s products. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Chris Tyson

MZ Group - MZ North America

469-778-7844

SFET@mzgroup.us

www.mzgroup.us

Michal Efraty

+972-(0)52-3044404

michal@efraty.com

Attachment

●	iShield Dashboard

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